Exhibit 99.1

SONERA CORPORATION

May 8, 2002

Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Letter of Representation of Arthur Andersen Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft mbH, Berlin

      Sonera Corporation (“Sonera”) holds a material non-controlling interest in Group 3G UMTS Holding GmbH, Munich, Germany (“Group 3G”). The consolidated financial statements of Group 3G are included as part of the Registration Statement on Form F-4 to be filed with the Securities and Exchange Commission by Telia AB (“Telia”) in connection with Telia’s exchange offer for all of the outstanding shares and American Depositary Shares of Sonera Corporation.

      Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH, Berlin, (“Andersen”) has audited the consolidated financial statements of Group 3G and subsidiaries as of and for the year ended December 31, 2001 according to generally accepted accounting principles in the United States.

      Andersen has represented to Sonera that its audit was subject to Andersen’s quality control system for the U.S. accounting and auditing practice in order to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel performing the audit, as well as the availability of U.S. national office consultation. The availability of personnel at foreign affiliates of Andersen was not relevant to the audit of Group 3G.

Sincerely,

By:	/s/ KIM IGNATIUS

Chief Financial Officer
Sonera Corporation